**

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Gores Metropoulos, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

382872208

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382872208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores Metropoulos Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,925,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,925,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 9,925,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Gores Metropoulos, Inc. (the “Issuer”) acquirable upon conversion of 9,925,000 shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”) of the Issuer.

CUSIP No. 382872208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GM Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,925,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,925,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 9,925,000 shares of Class A Common Stock acquirable upon conversion of 9,925,000 shares of Class F Common Stock owned directly by Gores Metropoulos Sponsor LLC (the “Sponsor”). GM Sponsor, LLC (“GM”) is a managing member of the Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

CUSIP No. 382872208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HRM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,925,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,925,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 9,925,000 shares of Class A Common Stock acquirable upon conversion of 9,925,000 shares of Class F Common Stock owned directly by the Sponsor. HRM Holdings, LLC (“HRM”) is a managing member of the Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

CUSIP No. 382872208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,925,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,925,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 9,925,000 shares of Class A Common Stock acquirable upon conversion of 9,925,000 shares of Class F Common Stock owned directly by the Sponsor. AEG Holdings, LLC (“AEG”) is the managing member of GM, which, in turn, is a managing member of the Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

CUSIP No. 382872208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,925,000(1)
	7	0
	8	SHARED DISPOSITIVE POWER 9,925,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 9,925,000 shares of Class A Common Stock acquirable upon conversion of 9,925,000 shares of Class F Common Stock owned directly by the Sponsor. Alec Gores is the managing member of AEG, which, in turn, is the managing member of GM. GM is a managing member of the Sponsor. Accordingly, Mr. Gores may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by the Sponsor.

CUSIP No. 382872208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). C. Dean Metropoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,925,000(1)
	7	0
	8	SHARED DISPOSITIVE POWER 9,925,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 9,925,000 shares of Class A Common Stock acquirable upon conversion of 9,925,000 shares of Class F Common Stock owned directly by the Sponsor. C. Dean Metropoulos is the managing member of HRM, which, in turn, is a managing member of the Sponsor, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by the Sponsor.

CUSIP No. 382872208

Item 1.	(a) Name of Issuer

Gores Metropoulos, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

9800 Wilshire Blvd.

Beverly Hills, CA 90212

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Gores Metropoulos Sponsor LLC (the “Sponsor”), (ii) GM Sponsor, LLC, a managing member of the Sponsor (“GM”), (iii) HRM Holdings, LLC, a managing member of the Sponsor (“HRM”), (iv) AEG Holdings, LLC, the managing member of GM, (v) Alec Gores, the managing member of GM (“Mr. Gores”) and (vi) C. Dean Metropoulos, the managing member of HRM (“Mr. Metropoulos” and, collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c) Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e) CUSIP Number

382872208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The following information is provided as of December 31, 2019:

The Sponsor has shared voting and shared dispositive power with respect to 9,925,000 shares of Class A Common Stock acquirable by the Sponsor upon conversion of 9,925,000 shares of Class F Common Stock, par value $0.0001 per share, of the Issuer (“Class F Common Stock”) held directly by Sponsor. The shares of Class F Common Stock are convertible into shares of Class A Common Stock of the Issuer at any time at the option of the holder on a one-for-one basis and will automatically convert into shares

CUSIP No. 382872208

of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, in each case, subject to adjustment. GM has shared voting and shared dispositive power with respect to 9,925,000 shares of Class A Common Stock acquirable by the Sponsor upon conversion of 9,925,000 shares of Class F Common Stock of the Issuer held directly by the Sponsor. HRM has shared voting and shared dispositive power with respect to 9,925,000 shares of Class A Common Stock acquirable by the Sponsor upon conversion of 9,925,000 shares of Class F Common Stock of the Issuer held directly by the Sponsor. AEG has shared voting and shared dispositive power with respect to 9,925,000 shares of Class A Common Stock acquirable by the Sponsor upon conversion of 9,925,000 shares of Class F Common Stock of the Issuer held directly by the Sponsor. Mr. Gores has shared voting and shared dispositive power with respect to 9,925,000 shares of Class A Common Stock acquirable by the Sponsor upon conversion of 9,925,000 shares of Class F Common Stock held directly by the Sponsor. Mr. Metropoulos has shared voting and shared dispositive power with respect to 9,925,000 shares of Class A Common Stock acquirable by the Sponsor upon conversion of 9,925,000 shares of Class F Common Stock held directly by the Sponsor.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2019:

(a)	Amount beneficially owned:

(i)	The Sponsor is the beneficial owner of 9,925,000 shares of Class A Common Stock.
(ii)	GM is the beneficial owner of 9,925,000 shares of Class A Common Stock.
(iii)	HRM is the beneficial owner of 9,925,000 shares of Class A Common Stock.
(iv)	AEG is the beneficial owner of 9,925,000 shares of Class A Common Stock.
(v)	Mr. Gores is the beneficial owner of 9,925,000 shares of Class A Common Stock.
(vi)	Mr. Metropoulos is the beneficial owner of 9,925,000 shares of Class A Common Stock.

(b)	Percent of class:

(i)	19.9% for the Sponsor;
(ii)	19.9% for GM;
(iii)	19.9% for HRM;
(iv)	19.9% for AEG;
(v)	19.9% for Mr. Gores; and
(vi)	19.9% for Mr. Metropoulos

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 40,000,000 shares of Class A Common Stock and 10,000,000 shares of Class F Common Stock reported to be outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 382872208

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for GM;

0 shares for HRM;

0 shares for AEG;

0 shares for Mr. Gores; and

0 shares for Mr. Metropoulos.

(ii)	shared power to vote or to direct the vote of:

9,925,000 shares for Sponsor;

9,925,000 shares for GM;

9,925,000 shares for HRM;

9,925,000 shares for AEG;

9,925,000 shares for Mr. Gores; and

9,925,000 shares for Mr. Metropoulos.

(iii)	sole power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for GM;

0 shares for HRM;

0 shares for AEG;

0 shares for Mr. Gores; and

0 shares for Mr. Metropoulos.

(iv)	shared power to dispose or to direct the disposition of:

9,925,000 shares for Sponsor;

9,925,000 shares for GM;

9,925,000 shares for HRM;

9,925,000 shares for AEG;

9,925,000 shares for Mr. Gores; and

9,925,000 shares for Mr. Metropoulos.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 382872208

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 382872208

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 27, 2020

GORES METROPOULOS SPONSOR LLC

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Attorney-in-Fact

GM SPONSOR, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

HRM HOLDINGS, LLC

By:	/s/ C. Dean Metropoulos
Name: C. Dean Metropoulos
Title: Managing Member

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos
C. Dean Metropoulos

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Gores Metropoulos Sponsor LLC	9800 Wilshire Blvd. Beverly Hills, CA 90212	Delaware limited liability company

GM Sponsor, LLC	9800 Wilshire Blvd. Beverly Hills, CA 90212	Delaware limited liability company

HRM Holdings, LLC	200 Greenwich Avenue Greenwich, CT 06830	Delaware limited liability company

AEG Holding, LLC	9800 Wilshire Blvd. Beverly Hills, CA 90212	Delaware limited liability company

Alec Gores	c/o GM Sponsor, LLC 9800 Wilshire Blvd. Beverly Hills, CA 90212	United States citizen

C. Dean Metropoulos	c/o HRM Holdings, LLC 200 Greenwich Avenue Greenwich, CT 06830	United States citizen